# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MKDWELL Tech Inc., CIK 0001991332
CUSIP: G6209W108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300
Date of event which requires filing of this statement: 07/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077138

## Reporting persons
- Jingyi capital Ltd: type of reporting person: other (OO); citizenship or place of organization: China (F4); sole voting power 11,740,000; shared voting power 0; sole dispositive power 11,740,000; shared dispositive power 0; aggregate amount beneficially owned 11,740,000 (8.7% of the class)
  Comment: type of Reporting Person: Based on 135,388,342 Ordinary Shares
  outstanding

## Item 1. Issuer
Name of issuer: MKDWELL Tech Inc.
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, TAIWAN, 300.

## Item 2. Person Filing
Name of person filing:
This report is filed by JINGYI CAPITAL Ltd with respect to the shares of Ordinary Shares, $0.0001 par value per share, of the Issuer that are directly beneficially owned by JINGYI CAPITAL Ltd andindirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence: Building 2, No. 382 Asia Pacific Road, Daqiao Town, Nanhu District, Jiaxing City, Zhejiang Province, China
Citizenship:
JINGYI CAPITAL Ltd is a SAMOA limited liability company
Lu Huang is a people republic of China citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,740,000
Percent of class: 8.67%
Sole power to vote or to direct the vote: 11,740,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,740,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jingyi capital Ltd: Lu Huang, Director (07/17/2025)